Provident Energy Announces November Cash Distribution and Announces Third Quarter 2004 Results Release Date and Conference Call Information

NEWS RELEASE NUMBER 30-04                                                                November 9, 2004

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its November cash distribution will be CDN$0.12 per unit payable on December 15, 2004. November's distribution is consistent with the distribution paid to unitholders for each of the last 12 months.

November distributions will be paid to unitholders of record on November 19, 2004. The ex-distribution date will be November 17, 2004. For unitholders receiving their distribution in U.S. funds, the November 2004 cash distribution will be approximately US$0.10 based on an exchange rate of .8385. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy will announce its third quarter 2004 results before market open on Wednesday, November 10, 2004. A conference call with senior management to review the quarterly results is scheduled for 9:00 a.m. MST (11:00 a.m. EST) on Wednesday, November 10. Analysts, investors and media may access the conference call by dialing 416-695-5259 in the Toronto area and 1-877-461-2816 toll-free for all other areas of Canada and the United States. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available on Provident's website at www.providentenergy.com. A replay of the conference call will be available on Provident's website or by dialing 416-695-5275 or 1-866-518-1010.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com